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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

        / / Merger

        /X/ Liquidation

        / / Abandonment of Registration
        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        / / Election of status as a Business Development Company
        (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

        Mutual Investment Fund of Connecticut, Inc. ("the Fund")

3. Securities and Exchange Commission File No.:

        811-00752

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

        /X/ Initial Application       / / Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip
Code):

        c/o Connecticut Bankers Association
        10 Waterside Drive
        Farmington, CT 06103

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Kathleen Tripp
        J.P. Morgan Investment Management Inc.
        522 Fifth Avenue
        New York, NY 10036
        212-837-1531

        Copies to:
        Leslie L. Davenport
        Shipman & Goodwin LLP
        One American Row
        Hartford, Conn. 06103-2819
        (860) 251-5918

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7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        J.P. Morgan Investment Management Inc.
        522 Fifth Avenue
        New York, NY 10036
        (800) 753-8275

        JPMorgan Chase Bank
        3 Chase MetroTech Center
        Brooklyn, NY 11245

        JPMorgan Chase Bank
        522 Fifth Avenue
        New York, NY 10036
        (800) 753-8275

        Connecticut Bankers Association
        10 Waterside Drive
        Farmington, CT 06103
        (860) 677-5060

8. Classification of fund (check only one):

        /X/ Management company

        / / United investment trust; or

        / / Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

        /X/ Open-end                  / / Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        Connecticut

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        FROM MAY 11, 2001 TO JANUARY 2003

        J.P. Morgan Investment Management Inc.
        522 Fifth Avenue
        New York, NY 10036
        212-837-1531

        FROM INCEPTION UNTIL MAY 11, 2001

        JPMorgan Chase Bank (Formerly Morgan Guaranty Trust Company of New York) 522 Fifth Avenue
        New York, NY 10036

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12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Not Applicable

13. If the fund is a unit investment trust ("UIT") provide:

        (a) Depositors' name(s) and address(es):

                 Not Applicable.

        (b) Trustee's name(s) and address(es):

                 Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        / / Yes        /X/ No

        If Yes, for each UIT state:

        Name(s):

        File No.:

        Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        /X/      Yes      / /      No

        If Yes, state the date on which the board vote took place:

                 November 22, 2002 and December 18, 2002

        If No, explain:

   (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        /X/      Yes      / /      No

        If Yes, state the date on which the shareholder vote took place:

                 January 16, 2003

        If No, explain:

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II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        /X/      Yes      / /      No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        1/16/03

        1/17/03

        1/21/03

        1/23/03

        1/24/03

        1/29/03

    (b) Were the distributions made on the basis of net assets?

        /X/      Yes      / /      No

    (c) Were the distributions made pro rata based on share ownership?

        /X/      Yes      / /      No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) Liquidations only:

        Were any distributions to shareholders made in kind?

                 /X/      Yes      / /      No

        If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

        One shareholder requested a distribution in-kind. At the time the in-kind distribution was made, the shareholder owned more than 5% of the Fund's outstanding shares. The in-kind distribution represented the shareholder's pro-rata share of the Fund's assets.

17. Closed-end funds only:

        Has the fund issued senior securities?

                 / /      Yes      / /      No

        If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

        /X/      Yes      / /      No

      If No,

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        (a)      How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        / /      Yes      /X/      No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?

        / /      Yes      /X/      No

        If Yes,

           (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


           (b) Why has the fund retained the remaining assets?


           (c) Will the remaining assets be invested in securities?

                 / /      Yes      / /      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        / /      Yes                        /X/     No

      If yes,

        (a) Describe the type and amount of each debt or other liability:


        (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

           (i) Legal expenses:                                       $ 13,521.78

                                        5
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
           (ii) Accounting expenses:                                 $         0

           (iii) Other expenses (list and identify separately):

                         Final Audit                                 $ 12,000.00

                         Final Tax                                   $  4,250.00

                         File for Tax Extension                      $    250.00

                                                                     -----------
           (iv) Total expenses (sum of lines (i) - (iii) above):     $ 30,021.78

    (b) How were those expenses allocated?

        No allocation required.

    (c) Who paid those expenses?

        $250.00 - Paid by the Fund

        $29,771.78 - Paid by JPMorgan Chase Bank

    (d) How did the fund pay for unamortized expenses (if any)?

        None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        / /      Yes      /X/      No

        If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

        / /      Yes      /X/      No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        / /      Yes      /X/      No

        If Yes, describe the nature and extent of those activities:

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VI.     MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
    Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Mutual Investment Fund of Connecticut, Inc., (ii) he is the Secretary and Treasurer of Mutual Investment Fund of Connecticut, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date: December 10, 2003              Signature


                                     /s/ Lindsey R. Pinkham
                                     ----------------------
                                     Name: Lindsey R. Pinkham
                                     Title: Secretary / Treasurer

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